UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TOTAL SYSTEM SERVICES, INC.

(Exact name of the registrant as specified in its charter)

GEORGIA	1-10254	58-1493818
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

ONE TSYS WAY, COLUMBUS, GEORGIA	31901
(Address of principal executive offices)	(Zip code)

G. Sanders Griffith, III, (706) 649-2310
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 — Conflict Minerals Disclosure

Section 1.01 Conflict Minerals Disclosure

Based in Columbus, Georgia, and traded on the New York Stock Exchange under the symbol “TSS,” Total System Services, Inc. (“TSYS” or the “Company”) is a global payment solutions provider that provides services to financial and nonfinancial institutions. The services we provide are divided into four operating segments, North America Services, which accounted for 46% of our revenues in 2013, Merchant Services, which accounted for 25% of our revenues in 2013, International Services, which accounted for 19% of our revenues in 2013, and NetSpend, which accounted for 10% of our revenues in 2013.

Summary

Based on TSYS’ reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, TSYS has determined that, with respect to the products required to be reported by this Form SD for the period from January 1, 2013 to December 31, 2013 (the “Reporting Period”), the Company has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country (collectively the “DRC”), as those terms are defined by the Securities and Exchange Commission.

Reasonable Country of Origin Inquiry

TSYS has adopted a conflict minerals policy and related procedures focused on TSYS’ commitment to sourcing components and materials from suppliers that share its ethical values and that support compliance with the Securities and Exchange Commission’s regulations as well as TSYS’ disclosure obligations related to conflict minerals. These policies and related procedures have guided TSYS’ development of internal systems, supply chain due diligence efforts and, ultimately, TSYS’ RCOI conducted in connection with this Form SD.

Beginning in 2013 and continuing throughout 2014, TSYS’ conflict minerals efforts, and initial RCOI process, were designed to identify TSYS’ manufactured (or contracted to be manufactured) products, obtain transparency into its product supply chain for such products, and, more generally, to achieve engagement from its suppliers concerning conflict minerals issues. The specific goal of TSYS’ RCOI was to determine whether the conflict minerals in its relevant products originated in the DRC. In part, TSYS’ inaugural RCOI process included:

•	forming a long-term working group comprised of representatives from TSYS’ operational, legal and supply chain functions, as well as external advisors with conflict minerals expertise;
•	conducting a detailed survey of TSYS’ suppliers to obtain critical information about the presence and origin of conflict minerals contained in the products they supply to TSYS;
•	communicating diligently with any major suppliers that did not timely respond to surveys or provided incomplete surveys; and
•	analyzing supplier responses and evaluating information in a manner designed to provide the Company with a reasonable basis for its conclusions in this Form SD.

Specifically, TSYS arrived at the determination described in this Form SD by conducting, in good faith, its RCOI regarding the conflict minerals that (i) TSYS identified as necessary to the functionality or the production of its manufactured and contracted to be manufactured products and (ii) were subject to review in this initial Reporting Period. For purposes of TSYS’ conflict minerals analysis in this Form SD, TSYS considered the specific products that TSYS manufactured or contracted to manufacture and delivered to its customers during the Reporting Period as “completed.” Therefore, in connection with this Form SD, the term “Completed Products” refers to the specific products that TSYS manufactured or contracted to manufacture and delivered to its customers during the Reporting Period.

As part of the RCOI, TSYS identified its suppliers that delivered products, materials, or supplies to TSYS from January 1, 2013 through December 31, 2013, and distributed surveys to these suppliers soliciting information concerning the presence, if any, and source, of conflict minerals in the items supplied to TSYS. In connection with this process and pursuant to further inquiries by TSYS’ internal working group, TSYS was able to determine that the great majority of suppliers whose products were included in the Company’s Completed Products either did not provide conflict minerals or did not provide TSYS with a reason to believe that the conflict minerals contained in such products originated in the DRC. Upon further internal review, the small percentage of non-responsive suppliers likewise provided no reason to believe that any conflict minerals contained in their supplied products originated in the DRC.

Determination

Based on the results of TSYS’ RCOI, TSYS has determined that, with respect to necessary conflict minerals in its Completed Products, TSYS has no reason to believe that these conflict minerals may have originated in the DRC.

Additional Information

A copy of the information contained in this Form SD can be found under “Conflict Minerals Disclosure” at www.tsys.com, under “Investor Relations”, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Section 2 — Exhibits

Section 2.01 Exhibits

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Total System Services, Inc.

By:	/s/ Kathleen Moates	Date: June 2, 2014
Name:	Kathleen Moates
Title:	Senior Deputy General Counsel

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